3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA  19103-2799
215.981.4000
Fax 215.981.4750
John P. Falco
direct dial:  (215) 981- 4659
direct fax:  (866) 422 - 2114
falcoj@pepperlaw.com

October 29, 2015

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Attn:  Alberto Zapata, Senior Counsel

Re:	The Herzfeld Caribbean Basin Fund, Inc. (the “Fund”)
1940 Act File No. 811-06445
1933 Act File No. 333-202213

Dear Mr. Zapata:

This letter responds to the oral comments of the staff of the Commission (the “Staff”) to Post-Effective Amendment No. 2 ("PEA 2") to the Fund’s registration statement on Form N-2 (the “Registration Statement”) provided on October 27, 2015. PEA 2 was filed on October 19, 2015 under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (the “1940 Act”).

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in PEA 2.  We have organized this letter by setting forth the comments received in italicized text followed by the Fund’s response to the Staff’s comments.

*            *            *

1.	On the facing sheet of the Amendment, consider deleting the last sentence of footnote 1 to the table regarding calculation of the registration fee.

Response: As discussed with the Staff, subsequent post-effective amendments to the registration statement will not include the reference to Rule 416, however, the remaining language in that sentence will be retained.

2.	In the response letter to the Staff, state that information regarding stockholder transaction expenses will be updated in each prospectus supplement filed in connection with the shelf registration statement.

U.S. Securities and Exchange Commission
October 29, 2015

Response: Confirmed.  Information regarding stockholder transaction expenses will be updated in each prospectus supplement filed in connection with the shelf registration statement.

3.	Delete the section “CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS” as the safe harbor in Section 27A is not applicable to investment companies.

Response: In light of the Staff’s comment the Fund has reviewed the its disclosure and similar disclosures contained in the registration statements of numerous other registered closed-end investment companies. After such review, the Fund continues to believe that disclosure regarding forward looking statements is appropriate and provides potential investors with notice that, among other things, certain forward-looking statements are not historical facts and are based on assumptions. Further, the disclosure clearly states that the Section 27A safe harbor is not available to the Fund and that the Fund will update information in the prospectus to the extent required under the federal securities laws. In light of the Staff's comment and in consideration of the Fund's reveiw, the Fund is revising the disclosure regarding forward-looking statements as follows:

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and any prospectus supplement contains forward-looking statements. Words such as "anticipates," "expects," "intends," "plans," "predicts," "will," "may," "continue," "believes," "seeks," "estimates," "would," "could," "should," "targets," "projects," "continue," "forecast," "possible," "potential," "approximate" and variations of these words and similar expressions, or the negatives of such words, are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. By their nature, all forward-looking statements involve risks and uncertainties, and actual results could differ materially from those contemplated by the forward-looking statements. Several factors that could materially affect our actual results are the performance of the portfolio of securities we hold, the price at which our shares will trade in the public markets and other factors discussed in our periodic filings with the SEC. The forward-looking statements contained in this prospectus and any prospectus supplement involve risks and uncertainties, including but not limited to, statements as to potential changes to the current prohibition on investment with Cuba that may arise from future diplomatic and legal developments with respect to the relationship between the United States and Cuba.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, actual results could differ materially from those projected or assumed in such forward-looking statements. The Fund’s future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in the “Investment Objective and Policies” and “Risk Factors and Special Considerations” sections of this prospectus.

All forward-looking statements contained in or incorporated by reference into this prospectus or any accompanying prospectus supplement are made as of the date of this prospectus or the accompanying prospectus supplement, as the case may be. Except for the Fund’s ongoing obligations under the federal securities laws, it does not intend, and it undertakes no obligation, to update any forward-looking statements. The forward-looking statements contained in this prospectus and any accompanying prospectus supplement are excluded from the safe harbor protection provided by Section 27A of the 1933 Act.

Currently known risk factors that could cause actual results to differ materially from our expectations include, but are not limited to, the factors described in the “Investment Objective and Policies” and “Risk Factors and Special Considerations” sections of this prospectus. We urge you to review carefully those sections for a more detailed discussion of the risks of an investment in our securities.

*            *            *

Please direct any questions concerning this letter to my attention at 215-981-4659, or in my absence to John M. Ford of this office at 215.981.4009.

Very truly yours,

/s/ John P. Falco
John P. Falco

cc:	Reanna Lee, Esq.
John M. Ford, Esq.

The Herzfeld Caribbean Basin Fund, Inc.
119 Washington Avenue, Suite 504
 Miami Beach, FL 33139

October 29, 2015

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Alberto Zapata, Senior Counsel

Re:	The Herzfeld Caribbean Basin Fund, Inc. (the “Fund”) 1940 Act File No. 811-06445 1933 Act File No. 333-202213

Dear Mr. Zapata:

In connection with the Fund’s response to certain oral comments received from the Commission staff on October 27, 2015, with respect to Post-Effective Amendment No. 2 to the Fund’s registration statement on Form N-2 (the “Amendment”) filed with the Commission on October 19, 2015, the Fund is providing the following, as instructed:

The Fund acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment and in its financial statements, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Amendment and/or financial statements reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment and/or financial statements, and (iii) the Fund may not assert staff comments with respect to the Amendment and/or its financial statements as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John P. Falco of Pepper Hamilton, LLP, counsel to the Fund, at 215.981.4659.

Very truly yours,
/s/ Reanna J. M. Lee
Reanna J. M. Lee, Esq.

cc:	John P. Falco, Esq.